Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

GASE ENERGY, INC.:

We consent to the inclusion in the Form 10 Amendment No. 1 of our report dated April 15, 2014 relating to our audit of the consolidated balance sheet of GASE Energy, Inc. (the “Company”) as of December 31, 2013, and the related statement of comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. Our report dated April 15, 2014 relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

February 26, 2015